Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3



Auburn Energy Junction LLC

Regulation Crowdfunding Form C - AR

2024 Annual Report

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Auburn Energy Junction, LLC, a Delaware limited liability company (the "Issuer") through the crowdfunding portal www.raisegreen.com, Raise Green, Inc. a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding"). The assets of Raise Green were acquired by Honeycomb Credit Inc. in December 2024; Raise Green, Inc. withdrew its registration as a funding portal in January 2025.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

Past performance is not a guarantee of future results.

The Company

Auburn Energy Junction LLC

Auburn Energy Junction LLC ("the Company," "the Issuer")

344 S Oakhurst Drive Beverly Hills, CA 90212

Website: https://www.auburnenergyjunction.com

Number of Employees: 1 full time employee

Jurisdiction of Incorporation/Organization: DE with CA Foreign Entity LLC

Date of Inception: July 26, 2022

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Form C-AR:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

I certify that: the financial statements included in this Form are true and complete in all material respects.

_____

Auburn Energy Junction, LLC

_____

Signature

Signed by:

Mike Becker

C65304EC4728424...

Michael Becker

CEO

_____

Title

3

Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Michael Becker	Managing Member/CEO	9/2022 - Present	Project Developer
Other Position 1 at Issuer		**Period of time**	
Sales Director		9/2022 - Present	
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Collectron Energy LLC	Co-founder/Managing Member	Own and operate electric vehicle charging stations and develop carbon-negative electricity generation facilities to fuel our distributed fleet of EV charging stations.	7/2021 - Present
Green Terra Energy LLC	Founder/Managing Member	Energy services company	September 2020 - Present

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Alex Hassen	Co-founder/President	9/2022 - Present	Project Developer
Other Position 1 at Issuer		**Period of time**	
CFO		9/2022 - Present	
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**

| Collectron Energy LLC | Co-founder/Managing Member | Own and operate electric vehicle charging stations and develop carbon-negative electricity generation facilities to fuel our distributed fleet of EV charging stations. | 7/2021 - Present |
| Charli Charging Inc | Founder/CEO | Electric charging as a service | 6/2018 - Present |

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Michael Becker	CEO	9/2022 - Present	Project Developer	

Other Position 1 at Issuer		Period of time		
Managing Member		9/2022 - Present		

Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**	**Dates**	
Collectron Energy LLC	Co-founder/Manager	Own and operate electric vehicle charging stations and develop carbon-negative electricity generation facilities to fuel our distributed fleet of EV charging infrastructure.	7/2021 - Present	
Green Terra Energy LLC	Founder/Managing Member	Energy services company (ESCO) providing retrofit solutions in energy efficiency, rooftop solar, resource conservation, and more to Fortune 500 Commercial Real Estate companies	9/2020 - Present	

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Alex Hassen	President	7/2022 - Present	Project Developer	Charli Charging, Inc.

Other Position 1 at Issuer	Period of time
Manager	7/2022 - Present

Other Business Experience in the Past Three Years			
Employer	Title	Principal Business of the Employer	Dates
Collectron Energy LLC	Co-founder/Manager	Own and operate electric vehicle charging stations and develop carbon-negative electricity generation facilities to fuel our distributed fleet of EV charging infrastructure.	7/2021 - Present
Charli Charging Inc	Founder/CEO	Delivering premium Electric Vehicle charging technology solutions.	

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of September 15, 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power After Offering
Collectron Energy LLC	98%	98%

Table 1. Beneficial Owners ownership percentages as of December 31, 2024

Note: Collectron Energy LLC is the 98% beneficial owner of Auburn Energy Junction LLC; Collectron is 60% owned by Green Terra Energy, LLC, which is 100% owned by Michael Becker; Collectron is 40% owned by Charli Charging, Inc., which is 49% owned by Alex Hassen.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

The Business

Description of Business [7]

Collectron Energy LLC (CE) aims to build a Virtual Power Plant (VPP) comprised of dispatchable Distributed Energy Resources (DERs) such as electric vehicle charging stations, battery storage, and innovative carbon-negative energy generation technologies. CE develops, owns and operates electric vehicle charging stations (EVCSs) and powers them with renewable/carbon-negative generation facilities that we develop in tandem.

Auburn Energy Junction LLC (AEJ) is a special purpose entity 100% owned and operated by CE. The purpose of AEJ is to operate as the holding company for a distributed fleet of EVCSs located within California that will eventually be supplied electricity by a carbon-negative energy generation facility that is being built in California (thus the name "Auburn Energy Junction"). Each deployed project of electric vehicle charging stations (EVCS Project) has a different level of rebate funds allocated for eligible costs related to installing EV charging stations within the applicable rebate program (in the case of the 3 EVCS projects discussed in this Form C, CALeVIP). The structure of the rebate-backed EVCS installation deals that Collectron Energy constructs are based upon "immediate"[1] repayment of the entire project cost through rebates (as is the case in the 3 EVCS projects discussed in this Form C), which are designed to be well suited to the "revenue backed loan" approach that other Raise Green clients have successfully employed. The AEJ vehicle may also end up developing or owning additional DER projects in the future.

Figure 1. Revenues and debt payment diagram

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[1] "There is no guaranteed timing for rebate payments after a rebate submission is made. In the Company's experience, rebate payments can be received between 60 days and 18 months from the submission date.


3 projects complete at a total cost of: $301,383
Crowdfund: $250,000
Rebate income on project 1: $110,000
Project 1 rebate revenue gap bridged by the crowdfund
Annual interest payments
Note paid off
Rebate income on project 2: $120,000
Rebate income on project 3: $180,000
Equity infusion of $200,000 provides reserve + capital for future projects
$50,000 CEC grant
October 31, 2023
Year 1: Interest payments begin
Year 4: Note matures
Monthly recurring service revenue: Approximately $3,750/month (45K/year)
TIME

The Offering consists of 3 deployments comprising the total Contracted Revenue of $410,000. (Deployment 1 = $66,383 Deployment 2 = $110,000 Deployment 3 = $125,000) The total project installation/procurement costs ~$301,383.

NOTE: AEJ plans to redeploy rebate funds, as they come in, to additional EVCS projects enabled by the proceeds from this offering up until the note matures; not depicted here.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Customer Subscription and Payment Risk

There is a risk that Auburn Energy Junction LLC, despite working closely with our site host and the rebate authorities, would not receive timely payment of monthly recurring revenue (MRR) contractually-owed by our counterparties, which could adversely affect our projected revenue streams available for the servicing of the debt associated with this crowdfunding raise. In addition, there is a risk that CALeVIP's third-party rebate program administrator, We have since been paid the rebate incentives. We continue to get monthly revenue per our contract.The number of EVCS Projects backing this debt diversifies this risk somewhat, as no single property represents a majority of the expected revenue in the EVCS Projects backed by this offering. There is an organization (AMCAL Housing Inc.) as well as a State of California approved program administrator (CALeVIP Alameda County) allocating funds to support these EVCS Projects, but it is still possible that poor customer payment rates would negatively impact the returns anticipated in this offering. There is additional risk associated with third-party rebate program administrator SoCalRen, as administered by ICF.

Portfolio Risk

AEJ is intended to operate as a developer for multiple different types of renewable energy infrastructure projects, such as biomass-to-power, solar PV, and future EV charging infrastructure projects potentially larger in scope to the current Raise. As a result, there may be risk to the 3 EVCS Projects covered in this raise due to the undertaking of other renewable energy infrastructure projects under the same LLC operating structure.

Change in Regulations

AEJ's EVCS Projects are subject to regulatory risk at all levels of government - federal, state and local. Regulations (including local building codes) are continually being reviewed but we do not expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws. When they do happen, modifications in existing code requirements and/or new requirements can potentially have a negative impact on projected costs required to deliver these EVCS Projects.

Incentive Program Risk

The business model relies heavily on robust EV charging rebates across California. Rebate funds for the initial 3 Projects that come back and then are rolled into new EVCS projects then bear the risks associated with application for and timely rebate payments which may be in other incentive programs.

While the Company at the time of this Offering, has a focus in lower income and disadvantaged communities, changes to state rebate programs that provide specifically attractive rebates for these communities may redirect the Company in the future.

Major supplier of EVCS equipment has since ceased North American operations. Resulting in hardware and software uncertainties.

Supply Chain Delays

There is a risk that supply chain lead times could unexpectedly fluctuate with minimal warning. Lead times at the time of this offering are relatively stable and are not expected to extend beyond the October deadline for EVCS Project installation completion.

Lack of Control

Because the offering is to participate at the Auburn Energy Junction LLC level, and because it is a debt offering, Investors would not be making an investment in the operating company that manages the AEJ, therefore Investors will have no ability to participate in decisions of the Company and must rely on Management of the Company.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This could inhibit the operation of the EVCSs and require costly repairs (or replacement altogether). This would be an additional cost burden to the Company which would negatively impact Company cash flows. While the Company does utilize, to the extent possible, long term manufacturer warranties, installer warranties, 3rd party maintenance contracts and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems. Vandalism, although rare, can be costly to fix if stations are vandalized. We strive to work with our host properties that have a secure garage. Two of the three properties backing this offering have secure garages, so the risk of vandalism is limited but present.

Technology Risk

There is a risk that the EV charging stations deployed become obsolete given the pace at which the industry is technologically advancing.

Reliance on Contractors

Auburn Energy Junction LLC depends on outside electrical contractors and their subcontractors to install company owned/operated EVCSs. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. In rare cases, contractors can damage equipment due to carelessness during transit or incorrect installation. Given that our Company is relatively small, we have to work with smaller contractors that may be unable to quickly recover from natural disasters and other events beyond their control. This subjects our EVCS Projects to an additional level of risk as well. The Company is also at risk to labor force restrictions and availability of qualified and licensed trades persons.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Breach of Contract/Failure to Perform (external)

There is a possibility that there could be a breach of contract associated with deployed electric vehicle charging stations specific to the site hosts (for example, if the site hosts fail to pay for their monthly network service fees). Account Receivables could be unnecessarily delayed by having to administratively process the and re-process the learnings of a nascent industry (for example, if the State of California appointed non-profit program administrator fails to process rebate applications in a timely manner). In our experience, payment timelines from local municipalities are widely inconsistent and can result in delay of receipt of funds owned for work performed. Breach of Contract could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its debt service requirements. Another example might be if third party vendors, such as an equipment supplier, fail to fulfill their end of a contract or purchase order.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the Founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Nascent Industry

NREL's Building the 2030 National Charging Network white paper, *Key Findings for the Future EV Network*, projects this nationwide market opportunity to include "26 million Level 1 and Level 2 charging ports at privately accessible locations - including single-family homes, multifamily properties and workplaces." The Company's strategy for market ingress across the socio-economic spectrum aligns well to these objectives. However, current success does not guarantee future success, so there is a chance that demand for the Company's services declines as the EV charging industry becomes more mature. The Company will rely heavily on its customers and broadening its future services within these communities and still could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

The industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company's customers could sell their property and not retain Company services. The Company will need to continue to attract new customers to assure growth.

Limited Operating History, Company Structure

The Company and its Parent, Collectron, continue to develop their business strategy around the deployment of EVCSs and as such have limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for said Company to overcome these risks and uncertainties.

The Company has been assigned the 3 EVCS Projects as of August 31, 2023. While not an unusual structure to have an operating company as a parent and have subsidiaries that hold projects, which are critically supported by the parent, AEJ does not actually own and operate the EVCSs. This adds complexity and a reliance on the parent to perform its duties on behalf of the subsidiary. In addition, once the rebates are received for the 3 initial projects, funds are expected to be reinvested into new projects timed in a manner such that cash required to pay investors interest and their maturing principal at the end of year 4 are fully available to pay the Noteholders. The Company is relying on the parent to time the cash flow and meet its obligations as outlined in the Assignment Document from Collectron, dated September 1, 2023 (See Appendix 3 - Subscription Agreement.)

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on Management of the Company.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to occur to the Company's founders or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the Board of Directors, its Executive Officers and key employees. To be successful, the Company needs a team to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal and other areas. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Liability Prone

The Company is working with trusted and experienced partners but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of EVCS Projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each EVCS Project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The Company may lose existing customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression and/or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is unable to raise sufficient capital in the future, it may not be able to execute its business plan; its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his/her/its investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities in a market, an Investor may have to locate an interested buyer if said Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once an Investor makes an investment commitment for a crowdfunding offering, said Investor will be committed to make that investment (unless the Investor cancels said commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

There is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for Investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for Investors to collectively pursue repayment of the Securities. There are no provisions for Investors to communicate with each other or take any collective action.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

No Public Market; Restrictions on Transfer

There is no public market for, and the Investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide the written request to transfer with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Founder, Personnel or its Affiliates

Any prior transactions sponsored by the Company, the Founder, its personnel or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his/her/its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Fixed Income Risks

Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company were to become successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or pay any other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment. The Company is relying on the Assignment of the contracts to generate revenue to pay back Noteholders; this creates an additional risks as the assets are not originally sitting in the Company itself.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a Trustee to sell the assets and pay the Investor with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is currently difficult to obtain.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to a third-party, said third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which could potentially cause a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to return Investors their remaining principal investment plus any interest that has accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of the Subscription Agreement. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for said new investment.

Risks Related to Minority Ownership Factors [22]

Noteholders have no equity ownership in the Company. As such, Noteholders cannot influence or control decisions made by the Company.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Use of Proceeds [10]

The Company has and plans to continue to use the funds raised in the offering for equipment purchased and installation services contracted prior to and after a successful offering. Remaining fundraising will be utilized for Project Management/consulting as well as engineering/design, rebate administration of subsequent capital costs related to new EVCS Project offerings.

ie:

- EV Charging Stations procurement
- Design/engineering procurement
- Installation/Inspection/commissioning expenses
- Networking setup and servicing fees
- Project Management fees
- Raise Green fees

	If Target Offering Amount	
	$	%
Total Proceeds	**50,000**	**100%**
Less: Raise Green Service Fees	3,500	7%
Net Proceeds	**46,500**	**93%**
Less: CapEx/Refinance amount	44,500	89%
Less: Legal	1,000	2%
Less: Accounting	1,000	2%
Total Use of Net Proceeds	**46,500**	**93%**

Table 2. Use of Proceeds Chart from Offering

Approximately 89% to refinance the EVCS Projects and 4% to cover legal and accounting costs. Raise Green charges a 7% service fee. We have spent the funds generally according to plan.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements, and/or to make adjustments due to unforeseen economic or business conditions.

The Company intends to redeploy rebate funds as they come in to complete additional EVCS Projects enabled by the proceeds from this offering up until the Note matures. CE plans to develop additional EVCSs under AEJ, but may or may not decide to assign all of its future EVCS Projects to AEJ.

<u>Delivery of Securities [11(b)]</u>

For an explanation of how the Company closed the offering and delivered the securities to the investors, see Appendix: Important Information About the Crowdfunding Process.

<u>Canceling a Commitment to Purchase [12]</u>

See Appendix 1

Securities of the Company

<u>Securities Being Offered [13, 14, 15, 16]</u>

<u>Terms of Securities [13]</u>

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Appendix: Subscription Agreement

Auburn Energy Junction, LLC Debt Notes - Senior and Unsecured - 6.75% due February 10, 2028

$53,800 securities sold in the offering.

<u>Voting Rights and Limitations [14, 15]</u>

Do the securities have voting rights? No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

<u>Modification of Terms [16]</u>

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would have been considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

<u>Restrictions on Transfer</u>

See Appendix 1

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement's Appendix also for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Member Units	1000	0	Yes	
Reg CF Debt Notes	$250,000	$53,800	No	

Table 3. Capital Structure as of December 31, 2024

Limitation and Dilution of Rights [18]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes.

Other Differences Among Classes of Securities [19]

Each class of security authorized and/or issued by the Company has different rights and/or preferences. As discussed above, the Notes are senior or pari passu to other existing, and potentially future, debt securities and have no voting rights. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore do not provide the Noteholders with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Rights of Principal Shareholders [20]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

additional financings, which could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

The Notes are a debt instrument which are generally valued based upon original principal investment amount and interest rate. There are many factors that determine the interest rate, including but not limited to, credit risk, volatility of interest rates and macroeconomics, liquidity, supply and demand, among many other factors.

To determine the interest rate on the Notes at the time of the offering, the Company looked at several fixed income benchmarks such as the benchmark US Treasury that is closest in maturity to the maturity of the Offering. The Company also reviewed other Offerings that had previously raised funding and closed on Raise Green. Given there is no true comparable in the public markets where the Company could observe market interest rates for this type of impact investment, the Company did set the interest rate arbitrarily.

Outstanding Indebtedness [24]

The Company has the following outstanding material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$8,000	0%	None	Owed to parent Collectron
$53,800	6.75%	2/10/28	Regulation CF Debt Note

Table 4. Material indebtedness of the Issuer as of December 31, 2024

Other Exempt Offerings [25]

The Company raised $200,000 from one individual, an equity investment in AEJ under Section 4(a)(2) of the Securities Act of 1933 in August of 2023. The Company raised $53,800 in debt securities under Regulation CF in February of 2024, with the Use of Proceeds described above.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related party is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

Company has no related party transactions outside of the assignment of contracts from Collectron Energy LLC to Auburn Energy Junction LLC. See attestation letter dated September 1st, 2023 from Collectron Energy LLC included the Subscription Agreement (Appendix 3).

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)]

Yes

Current Condition and Historical Results [28]

The purpose of the AEJ, formed in 2022, is to deploy, own and manage aggregated DER assets such as electric vehicle charging stations within the California Independent System Operator (CAISO) grid service territory. Collectron Energy ("Company"), forecasts rapidly scaling deployment of electric vehicle charging stations, given market demand in California across multifamily housing and commercial workplace infrastructure as follows:

As of September 1, 2023, Collectron assigned 3 Projects to AEJ (See Subscription Agreement Appendix 6 for Assignment Document), locations as follows:

- 28850 Dixon St. Hayward, CA 94544 – 30 Level 2 EVCS

- 1176 W Valley Blvd., Colton, CA 92324 – 20 Level 2 EVCS

• 6701 Shellmound St., Emeryville 94608 – 26 Level 2 EVCS

Contracted deals backing this Raise

Year 1 (2023) - $410,000.00 New EVCS Sales/Rebates = 76 EVCS Deployed (Contracted deals backing this Raise)

Supplementary grant funding

An additional $50,000 can be added to the Company's 2023 Rebate Revenue from a non-competitive grant Collectron expects to receive in 2023 and can allocate to AEJ if needed. The grant is dispersed by the County of Los Angeles through a program administered by the California Energy Commission in partnership with global advisory firm ICF and SoCalRen, a public facing energy efficiency network in southern California. The grant was made to the Company for the EVCS Project deployed at 1176 W Valley Blvd., Colton, CA.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

Currently, Auburn Energy Junction LLC holds a small debt burden that is serviced by recurring revenue, and the total cash position as of December 31, 2024 is $2,197.23. After successful deployment of the seventy-six (76) electric vehicle charging stations considered in this Raise, projected monthly recurring revenue of $4,560.00 is expected. The 76 EVCS Project assets are expected to continue to generate monthly recurring revenue until December 2028.

Although the client (AMCAL Housing Corp.) will not be contracted after December 2028, Company is expected to continue to supply electric vehicle fueling needs after service fee payments conclude. Since CE's broader DER ecosystem is expected to continue to produce electricity for fueling, it is expected to be an attractive option for the property owner toward reducing transportation electrification expenses while also driving greenhouse gas emissions reduction within their communities. Thereby, the Company's service remains an attractive option for ownership needs or by other means of anticipated revenue streams from energy services.

How fast will the Company use its current cash resources?

All three of the EVCS installation projects in this Raise were completed as of October 31, 2023 and we expect to use all of the cash on hand in order to deliver remaining equipment and services owed prior to receiving rebate checks from the CALeVIP program administrator.

How will funds from this raise affect your liquidity position?

Funds from the raise improved Company liquidity position and allowed us to scale and redeploy funds more quickly into additional rebate-backed EV charging station installation projects, thus creating a virtuous cycle of increased cash flow to dedicate to a larger number of projects, stations, rebates, and so forth. However, if funds are not received as part of this Offering, Company will still be able to survive and deliver

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

on promised services due to expected receivables from the rebate programs themselves. The primary desired result from improved liquidity will be quicker redeployment of capital into new rebate-backed EVCS Projects.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

The most attractive capital resource/revenue stream that we have attributable to this Raise is the $410,000 of CALeVIP rebates that have already been reserved and allocated to our three EVCS installation projects.

All of the capital deployed as part of the EVCS Projects is expected to be returned to AEJ. In addition, any capital returned to AEJ will be reserved for two purposes: either a) paying back investors or b) redeployment into similarly structured, rebate-backed EV charging infrastructure projects.

As of Dec 31, 2022, AEJ LLC held no cash reserve. As of December 31, 2024, Auburn Energy Junction LLC has a cash balance of $2,197.73. All cash on hand was committed to financing deployment of the 76 EV charging stations considered in the scope of this Raise. This includes a recent capital infusion of $200,000 from a business partner, who is a minority member. To date, $146,383 has been spent on equipment. Accounts payable are due as of the EVCS Projects' installation completion date of October 31, 2023.

Is the Company dependent on the capital resources described above?

The Company is not solely dependent on the capital resources described in this offering. All EVCS projects are installed and waiting final inspection as of October 31, 2023. The Company received $110,000 in rebates during the fiscal year of project completion. The Company is projected to have enough cash to deliver on all of the EVCS Projects within this Offering before the mandated deadline for completing installation. After installation is completed, rebate funds can be considered Accounts Receivable. The rebate funds administrator (in this case, the Center for Sustainable Energy via the CALeVIP program) states payment of rebates are processed within 30-270 days from completing installation.

Financial Statements and Operation Discussion

Unaudited:	Fiscal Year-end (Dec 31, 2023)	Most Recent Fiscal Year-end Dec 31, 2024
Total Assets:	150795	128644
Cash & Cash Equivalents:	1639	2928
Accounts Receivable:	0	0
Short-term	0	0

Debt:		
Long-term Debt:	46779	58213
Revenues/Sales:	17	0
Cost of Goods Sold:	0	0
Taxes Paid:	800	800
Net Income:	-32073	-33413
# Employees	0	0

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]

The Company successfully deployed the assets in 2023. Results are coming in as expected. We have redeployed capital into additional projects. Revenues are coming into the parent and down to the Company to service the debt. We expect to receive the lump sum repayments to cover the principal payment due in the future. Results are coming in as expected. We have redeployed capital into additional projects. Revenues are coming into the parent and down to the Company to service the debt. We expect to receive the lump sum repayments to cover the principal payment due in the future.

[Discuss any known material changes or trends in the financial condition and results of operations]

The Company is not seeing any material changes or trends related to its financial condition. There is uncertainty however related to regulations which we are monitoring carefully.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

The Company has prepared its financial statements in accordance with GAAP and attached in the Appendix. .

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Appendix – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

Securities were delivered through electronic transmission.

The Company has engaged Honeycomb Credit to facilitate repayments to investors and tax documents. Investors should keep Honeycomb Credit up to date with their latest contact information. Related to repayments, investors should first reach out to support@honeycomb credit for questions and updates to their information.

Certain of the information below has been carried into the Annual Report from the original Form C and is provided for information only.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Raise Green was paid a flat 7% of the amount raised withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000. Raise Green may have charged the Issuer a transaction processing fee disclosed at the end of the Offering.

Investing Process During the Offering

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. After you selected to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Cancellation During an Offering

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period.

Once the securities have been sold and issued to investors, investors cannot cancel their investment.

Early Close, "Rolling" Close, and Material Changes During the Offering Period

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed During the Offering

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities

The Company requires written consent in advance of any pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities generally may not be resold by any purchaser of such securities for a period of one year beginning from when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Appendix – Financial Statements

Docusign Envelope ID: 30A34AE7-A8D4-483A-BACC-2A952CC1CCD3

Appendix – Subscription Agreement